EXHIBIT 12.1

Juniper Networks, Inc.
Statements of Computation of Ratio of Earnings to Fixed Charges
(In millions, except ratios)

	Nine Months Ended	Years Ended December 31,
	9/30/2016(*)	2015(*)	2014(*)	2013(*)	2012(*)	2011(*)
Earnings for computation of ratio:
Income (loss) before income taxes and before adjustment for noncontrolling interests in consolidated subsidiaries or income from equity investees	$555.3	$852.2	$(86.3)	$518.4	$266.0	$572.0
Plus:
Fixed charges	81.6	98.5	83.3	76.1	72.0	69.2
Amortization of capitalized interest	1.0	0.8	0.5	0.4	—	—
Less:
Interest capitalized	(0.3)	(2.2)	(2.7)	(1.9)	(7.1)	(1.2)
Total earnings (loss)	$637.6	$949.3	$(5.2)	$593.0	$330.9	$640.0

Fixed charges:
Interest expense	$71.1	$81.9	$66.0	$58.1	$52.2	$48.9
Interest capitalized	0.3	2.2	2.7	1.9	—	—
Amortized premiums, discounts, and capitalized expenses relating to indebtedness	1.4	1.4	0.8	0.3	0.8	0.6
Estimate of interest within rental expense	8.8	13.0	13.8	15.8	19.0	19.7
Total fixed charges	$81.6	$98.5	$83.3	$76.1	$72.0	$69.2

Ratio of earnings (loss) to fixed charges	7.8x	9.6x	(0.1)x	7.8x	4.6x	9.2x
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(*)	For this ratio, both "earnings" and “fixed charges” conform to the calculation required by Item 503(d) of Regulation S-K.